

February 12, 2013

BY FAX AND U.S. MAIL

Darin D. Smith
Managing Assistant General Counsel
Transamerica Life Insurance Company
4333 Edgewood Road NE
Cedar Rapids, IA 52499

      Re: Transamerica Life Insurance Company
              Separate Account VA B
              Initial Filing to Form N-4 Registration Statement (File No. 333-186030)

              Transamerica Financial Life Insurance Company
              Separate Account VA BNY
              Initial Filing to Form N-4 Registration Statement (File No. 333-186035)

Dear Mr. Smith,

        The staff has reviewed the above-referenced initial registration statements for Transamerica Life Insurance Company and Transamerica Financial Life Insurance Company (together "Transamerica") relating to the Income Elite II variable annuity, which the Commission received on January 15, 2013. As requested, the registration statements received a selective review. Based on our review, we have the following comments. The page numbers refer to the black-lined courtesy copy provided by Transamerica.

1. **Introduction** – Please consider either defining "Financial Intermediary" or making it lowercase throughout the registration statement. (page 5)

2. **Optional Guaranteed Benefits** – Please add disclosure alerting investors that additional fees may apply if an investor chooses any of the optional guaranteed benefits (*i.e.* additional fees may apply). (page 5)

3. **Expense Example** – Please confirm supplementally that expense examples are the same if a purchaser surrenders a contract; annuitizes a contract, and does not surrender a contract. (page 10)

4. **Total Portfolio Annual Operating Expenses** – Please explain supplementally whether Transamerica obtains a representation as to the accuracy and completeness of the fee table information provided by the underlying fund portfolios. (page 13)

5. **Fixed Account** – Please provide additional information as to when the fixed account would not be available. (page 20)

6. **Incoming Payments Table Chart** – Please replace "Us" in the chart heading with the correct entity/defined term. Also, the chart only lists one fund. Please revise the disclosure prior to the chart to state whether this fund is available under a purchaser's policy. (page 29)

7. **Notes to Incoming Payments Table** – Please replace "ours" in "Transamerica Series Trust ("TST")" note with correct entity/defined entity. (page 29)

8. **Excess Interest Adjustment** – To avoid confusion, please re-define the variable "S" in the Excess Interest Adjustment formula to remove references to surrender charges (as the Income Elite II contract does not impose such a charge). (page 33 and page 70)

9. **Excess Interest Adjustment** – Please consider providing an example in the prospectus of the formula used to determine the excess interest adjustment. Please cross-reference to the Appendix discussing Excess Interest Adjustment Examples. (page 33 and page 70)

10. **Signature Guarantee** – Please provide the best number for a customer to call for current requirements. (page 34)

11. **Annuity Payments** – After the second sentence, please state what specific information will be required to change the annuity commencement date. The disclosure currently says, "(Y)ou can change this date by giving us 30 days notice with the information we need." (page 35)

12. **Return of Premium Death Benefit** – The disclosure indicates there is an extra charge for the death benefit. Please provide a cross-reference to the fees of the death benefit. (page 40)

13. **State Variations** – Please change the word "deliver" to "delivery" under the Connecticut disclosure. (page 97)

14. **Distribution of the Policies** – Please revise the following for clarity, "…but the maximum commission is of premiums (additional amounts may be paid as overrides to wholesalers.)" (page 103)

15. **Portfolios Associated with the Subaccounts Chart** – Please include a reference note to footnote "(3)" listed next to Transamerica Asset Management, Inc. (page 112)

16. **Excess Interest Adjustment Examples** – The note to the Appendix says that the exponentiation represents the compounding of the interest rate. Please explain supplementally where the exponentiation occurs in the example. (page 121, page 71/clean)

17. **Riders** – Please consider lettering or numbering the riders in the appendices for easier reading (*i.e.* Appendix A, B, C, etc.) and providing appropriate cross-references throughout the registration statement.

18. **General Comment** – Several quote marks are backwards. Please revise. (*i.e.* "spouse"; "investment in the contact"; "partial annuitization"; "investment income," among others.)

Statement of Additional Information

19. **Other Performance Data** – Please explain supplementally the following sentence, "(T)he non-standard format will be identical to the standard format." Please consider removing this sentence as it could be seen as confusing. (page 16)

Part C

20. **Item 28 –** Indemnification – Please explain supplementally what the following statement means, "(T)he Code also specifies producers for determining when indemnification payments can be made."

Other comments

21. **Powers of Attorney** – Please submit the powers of attorney so that they will "relate to a specific filing" as required by Rule 483(b) under the Securities Act of 1933.

22. **Series and Class Identifiers –** Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers.

23. **Guarantees and Support Agreements –** Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

24. **Financial Statements, Exhibits, and Other Information –** Please confirm that the exhibits and any missing or outdated information will be filed by a pre-effective amendment to the registration statement.

25. **Tandy Representation** – We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registration requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to the registration statement. If you believe that you do not need to make changes to the registration statement in response to a comment, please indicate that in the letter and explain the basis for your position.

Although we have completed our initial review of the registration statement, the registration statement will be subject to further review after our preliminary comments are resolved. Therefore, please be advised that we may make additional comments on the registration statement and any additional amendments to it. After resolution of all disclosure issues, an appropriate request from the registrant must be made for acceleration of the effective date of the registration statement, as amended.

If you have any questions, please call me at (202) 551-6478. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at vroman-leea@sec.gov or transmitted by facsimile to (202) 772-9285. Any mail or deliveries should include a reference to zip code 20549-8629.

Sincerely,

/s/ Ashley Vroman-Lee

Ashley Vroman-Lee
Senior Counsel
Office of Insurance Products